SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 24, 2022

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary

Tel: (852) 2605-5822 Fax: (852) 2691-1724

Email: albert@bonso.com

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TABLE OF CONTENTS

REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2021 ON FORM 6-K

Page
Consolidated Financial Statements	3
Unaudited Consolidated Balance Sheet as of September 30, 2021 and Audited Consolidated Balance Sheets as of March 31, 2021	4
Unaudited Consolidated Statements of Operations and Comprehensive (Loss) / Income for the Six-Month Periods Ended September 30, 2021, and September 30, 2020	5
Management’s Discussion and Analysis of Financial Condition and Results of Operations	6
Liquidity and Capital Resources	8
Stock Repurchase Program	8
Signature	9

Exhibits
99.1 Press Release disclosing Results of Operations dated February 24, 2022.

2

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	March 31,	September 30,
	2021	2021
	$ in thousands	$ in thousands
	(Audited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	10,060	7,575
Trade receivables, net	1,279	1,665
Other receivables, deposits and prepayments	466	883
Inventories, net	1,097	1,959
Income tax recoverable	5	5
Financial instruments at fair value	504	608
Total current assets	13,411	12,695

Investment in life settlement contracts	163	165
Financial instruments at amortized cost	523	—
Other intangible assets	1,813	1,674
Deferred tax asset	779	779
Right-of-use assets	232	179
Property, plant and equipment, net	9,500	9,421
Total assets	26,421	24,913

Liabilities and stockholders’ equity

Current liabilities
Notes payable - secured	25	62
Bank loans - secured	967	524
Accounts payable	572	1,806
Contract liabilities	317	317
Accrued charges and deposits	3,165	3,292
Refund liabilities	29	29
Payable to affiliated party	79	—
Income tax payable	165	165
Lease liabilities	105	106

Total current liabilities	5,424	6,301

Lease liabilities, non-current	127	73
Long-term deposit received	701	701
Long-term loan	2,773	2,841

Total liabilities	9,025	9,916

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Mar 31, 2021 - 5,828,205; Sep 30, 2021 - 5,828,205	17	17
outstanding shares: Mar 31, 2021 - 4,857,187; Sep 30, 2021 - 4,857,187
Additional paid-in capital	22,795	22,795
Treasury stock at cost: Mar 31, 2021 - 971,018; Sep 30, 2021 - 971,018	(3,082)	(3,082)
Accumulated deficit	(4,323)	(6,437)
Accumulated other comprehensive income	1,989	1,704

	17,396	14,997

Total liabilities and stockholders’ equity	26,421	24,913

3

 Unaudited Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

	Six months ended September 30, 2020	Six months ended September 30, 2021
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net revenue	8,124	6,006
Cost of revenue	(3,054)	(3,353)

Gross profit	5,070	2,653

Selling, general and administrative expenses	(4,592)	(4,736)
Other income, net	40	151

Income / (loss) from operations	518	(1,932)
Non-operating expenses, net	(317)	(182)

Income / (loss) before income taxes	201	(2,114)
Income tax expense	—	—

Net income / (loss)	201	(2,114)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments, net of tax	859	(285)

Comprehensive income / (loss)	1,060	(2,399)

Earnings / (loss) per share

Weighted average number of shares outstanding	4,896,845	4,857,187
Diluted weighted average number of shares outstanding	5,091,440	4,857,187

Earnings / (loss) per common share (in U.S. Dollars)	0.04	(0.44)
Earnings / (loss) per common share (in U.S. Dollars) - assuming dilution	0.04	(0.44)

4

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

1.	These financial statements, including the consolidated balance sheet as of March 31, 2021, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2021.

2.	In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending March 31, 2022.

5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronic products.

During the six-month period ended September 30, 2021, our net revenue decreased approximately $2,118,000, or 26.1%, as compared to the six-month period ended September 30, 2020. The primary reason for the decrease in net revenue was the decreased overall demand for our pet electronic products during the period. We recognized a net loss of approximately $2,114,000 for the six-month period ended September 30, 2021, as compared to a net gain of approximately $201,000 for the six-month period ended September 30, 2020.

Our net revenue during the six-month period ended September 30, 2021 decreased as a result of decreased sales of pet electronic products through online sales channels. Due to competition from other similar products, both selling price and sales volume decreased during the six-month period ended September 30, 2021. We continue to manufacture new pet electronic products and purchase other related products to increase our sales and market share.

The required government approvals for the redevelopment of our old factory site in Shenzhen have been delayed due to the pandemic. Further, we believe the recent liquidity problems of several of China’s largest property developers have contributed to governmental delays across the property development sector. We are working with our development partner to obtain the remaining governmental approvals for the redevelopment of the Shenzhen factory. The redevelopment project has been delayed, and this will affect the timing on completion of the project.

On February 24, 2022, the Company issued a press release disclosing its results of operations for the six-month period ended September 30, 2021. A copy of this press release is attached to this Form 6-K as exhibit 99.1.

6

Results of Operations

Six-Month Period Ended September 30, 2021 Compared to the Six-Month Period Ended September 30, 2020

Net Revenue. During the six-month period ended September 30, 2020, our net revenue decreased 26.1%, or approximately $2,118,000, from approximately $8,124,000 for the six-month period ended September 30, 2020 to approximately $6,006,000. The decreased revenue was primarily the result of a decrease in overall demand for our pet electronic products.

Cost of Revenue. During the six-month period ended September 30, 2021, cost of revenue increased to approximately $3,353,000 from approximately $3,054,000 during the six-month period ended September 30, 2020, an increase of approximately $299,000, or 9.8%. As a percentage of revenue, the cost of revenue increased from 37.6% to 55.8%. The increase was primarily the result of increased material costs during the six-month period ended September 30, 2021.

Gross Margin. As a result of the factors noted above, gross margin decreased by $2,417,000 from $5,070,000 in the six months ended September 30, 2020 to $2,653,000 during the six months ended September 30, 2021. As a percentage of revenue, gross margin decreased to 44.2% during the six-month period ended September 30, 2021 as compared to 62.4% during the same period in the prior year.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 3.1%, or approximately $144,000, from approximately $4,592,000 for the six-month period ended September 30, 2020 to approximately $4,736,000 for the six-month period ended September 30, 2021. The increase was primarily the result of a one-off provision of loss in financial instruments at an amortized cost of approximately $523,000 during the six-month period ended September 30, 2021, as the recoverability of a financial instrument is in doubt.

Other Income, Net. Other income, net increased approximately $111,000, or 277.5%, from approximately $40,000 for the six-month period ended September 30, 2020 to approximately $151,000 for the six-month period ended September 30, 2021. The increase was a result of increased government subsidy received during the six-month period ended September 30, 2021.

Income / (Loss) From Operations. As a result of the above changes, loss from operations was approximately $1,932,000 for the six-month period ended September 30, 2021, compared to an income from operations of approximately $518,000 for the six-month period ended September 30, 2020, an increase in loss of approximately $2,450,000.

Non-operating Expenses, Net. Non-operating expenses, net decreased from approximately $317,000 for the six-month period ended September 30, 2020 to approximately $182,000 for the six-month period ended September 30, 2021. The decrease in net non-operating expenses was primarily the result of decreased foreign exchange loss during the six-month period ended September 30, 2021.

7

Net Income / (Loss). As a result of the above changes, net income decreased from a net gain of approximately $201,000 for the six-month period ended September 30, 2020 to a net loss of approximately $2,114,000 for the six-month period ended September 30, 2021, a decrease of approximately $2,315,000.

Foreign Currency Translation Adjustments, Net of Tax.  Foreign currency translation adjustments, net of tax decreased from a gain of approximately $859,000 for the six-month period ended September 30, 2020 to a loss of approximately $285,000 for the six-month period ended September 30, 2021, a decrease of approximately $1,144,000.  The loss was primarily attributable to the result of the revaluation of assets denominated in Chinese Yuan (“CNY”) due to different CNY/USD exchange rates at the balance sheet dates of March 31, 2021 and September 30, 2021.

Comprehensive Income / (Loss).  As a result of the factors described above, comprehensive income decreased from a gain of approximately $1,060,000 for the six-month period ended September 30, 2020, to a loss of approximately $2,399,000 for the six-month period ended September 30, 2021.

Liquidity and Capital Resources

We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund operations, expansions and upgrades of our manufacturing facilities.

As of September 30, 2021, we had approximately $7,575,000 in cash and cash equivalents as compared to approximately $10,060,000 as of March 31, 2021. At September 30, 2021, working capital was approximately $6,394,000, compared to approximately $7,987,000 at March 31, 2021. The decrease was the result of loss generated from operations and repayment of bank loans, during the six-month period ended September 30, 2021.

We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next twelve months.

Stock Repurchase Program

The following table contains the Company’s purchases of equity securities during the six-month period ended September 30, 2021.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2021 to April 30, 2021	—	—	—	$2,825,537
May 1, 2021 to May 31, 2021	—	—	—	$2,825,537
June 1, 2021 to June 30, 2021	—	—	—	$2,825,537
July 1, 2021 to July 31, 2021	—	—	—	$2,825,537
August 1, 2021 to August 31, 2021	—	—	—	$2,825,537
September 1, 2021 to September 30, 2021	—	—	—	$2,825,537
TOTAL	—	—	—

During the six-month period ended September 30, 2021, the Company has not purchased any shares of its common stock under the share repurchase program. As of September 30, 2021, the Company (through its subsidiary) had repurchased an aggregate of 1,005,018 shares of its common stock. The Company may from time to time repurchase additional shares of its Common Stock under this program.

8

Exhibits

99.1       Press Release disclosing Results of Operations dated February 24, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: February 24, 2022	By:	/s/ Albert So
Albert So, Chief Financial Officer and Secretary